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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                           For the month of July 1999


                           ROBOMATIX TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)


                    9 Hata'sia Street, Raa'nana 43654, Israel
                    (Address of principal executive offices)



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F /X/     Form 40-F
                                  -----              ------

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No  /X/
                                   ----    -----

         [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           ]
                                                 ----------


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         The notice and agenda of shareholders meeting, proxy statement and proxy card of the Company are attached as Exhibit 1, 2 and 3, respectively, to this Report on Form 6-K and are hereby incorporated by reference herein.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ROBOMATIX TECHNOLOGIES LTD.
                                                       (Registrant)


         Date: July 13, 1999             By: /s/ Meir Arnon
                                            ---------------------------------
                                                 Meir Arnon
                                                 Chairman of the Board


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                                  EXHIBIT INDEX

Exhibit No.                         Exhibit
-----------                         -------
1                                   Notice and Agenda of Shareholder Meeting

2                                   Proxy Statement

3                                   Proxy Card